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                            December 14, 2022

       William Schara
       Chief Executive Officer
       Goldrich Mining Company
       2525 E. 29th Ave., Ste. 10B-160
       Spokane, WA 99223

                                                        Re: Goldrich Mining
Company
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed March 30,
2022
                                                            File No. 001-06412

       Dear William Schara:

               We issued comments to you on the above captioned filing on September 7, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 29, 2022.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 if you
       have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler at (202) 551-3718, Mining Engineer, if you have questions regarding comments related to your mineral property disclosures.

                                                        Please contact Karl
Hiller, Branch Chief at (202) 551-3686 with any other questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Energy & Transportation